Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

A Band Of Anglers, Inc.
314 Ave K SE
Winter Haven, FL 33880
https://abandofanglers.com/

Up to $1,069,000.00 in Class B Non-voting Common Shares at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: A Band Of Anglers, Inc.
Address: 314 Ave K SE, Winter Haven, FL 33880
State of Incorporation: FL
Date Incorporated: August 23, 2017

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Class B Non-voting Common Shares
Offering Maximum: $1,069,000.00 | 213,800 shares of Class B Non-voting Common Shares
Type of Security Offered: Class B Non-voting Common Shares
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $200.00

Perk Structure:

*Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below

<u>**Early Bird**</u>

- Friends and Family - First 7 days: 15% bonus shares

- Early Bird - Next 8 days: 10% bonus shares

<u>**Volume**</u>

Invest **$200** and receive

* access to exclusive quarterly webinars (be part of the Band!)

Invest **$500** and receive:

* access to exclusive quarterly webinars and

* $50 gift card available on abandofanglers.com

Invest **$1,000** and receive:

* access to exclusive quarterly webinars and

* $125 gift card available on abandofanglers.com

Invest **$2,500** and receive:

* access to exclusive quarterly webinars and

* 2x $175 gift cards, i.e. $350 in total available on abandofanglers.com

Invest **$10,000** and receive:

* access to exclusive quarterly webinars and

* 5% Bonus Shares

Invest **$25,000** and receive:

* access to exclusive quarterly webinars and

* 10% Bonus Shares

Invest **$50,000** and receive:

* access to exclusive quarterly webinars and

* 12% Bonus Shares and

* 1 day of fishing in Florida with Patrick Sébile, transferable

Invest **$100,000** and receive:

* access to exclusive quarterly webinars and

* 15% Bonus Shares and

* 2 days of fishing in Florida with Patrick Sébile, hotel, and food included, transferable

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

A Band Of Anglers will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $5.00 / share, you will receive 110 Class B Common Stock shares, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Patrick Sebile, the Company's Chief Executive Officer, has invested $20,400 in the Company's current Reg CF offering.

Barry Stockhaus, the Company's Vice-President of Sales, has invested $1500 in the Company's current Reg CF offering.

Constantin Pellissier, a Company director, has invested $5,000 in the Company's current Reg CF offering.

The Company and its Business

Company Overview

Business

A Band Of Anglers is a Company based in Florida and active in the field of fishing takle. More precisely the Company designs and markets fishing lures. Lures are manufactured in Asia by subcontractors and imported in the US and Europe. They are sold in the US mainly through "Big Boxes" (like Bass Pro Shops - Cabela's) and Distributors (like Folsom) and in Europe through an exclusive agent. The Company's inventory is stored at a 3rd party logistics warehouse in Jacksonville, Florida.

Our mission is to help anglers catch more fish and to bring as many innovations to the fishing tackle market as possible, in lures but also down the road in rods, reels, apparel and other categories. Formed on August 23, 2017 as A Band of Anglers LLC under Florida law and converted to A Band Of Anglers, Inc., a Florida Corporation, on June 18, we have sold to date $2.50mn worth of lures, mainly in the United States. Thanks to the fame and talent of our founder Patrick Sébile, to our long-lasting manufacturing partnership in China and to our outstanding team and partners, we believe we can in 10 to 20 years from now achieve as much as $150mn in sales (wholesale) or 2% of the $15bn (retail) worldwide fishing tackle market.

Products

Fishing lures are small, artificial objects often shaped like a fish's prey that have hook(s) attached and are tied to the end of the fishing line. They are used to attract fish to the fishing line. There are many different types of lures on the market such as topwaters, jigs, spinners, spoons, crankbaits, plugs, etc. Some lures are made of soft plastic and are called "soft lures", others are made of hard plastic or wood or metal and are called "hard lures". Some lures are specifically designed for salt water, e.g. equipped with rust-proof hooks and reinforced to withstand the super aggressive and often large saltwater species. Whether they are made from rubber, plastic, metal or a

mix of such materials, fishing lures are often weighted and use a combination of movements, vibrations, colors and shiny reflections to entice fish to bite.

A Band Of Anglers has a comprehensive product range across all use cases:

• Saltwater hard lures under “Ocean Born”

• Hybrid hard/soft lures with concealed leader technology under “Spooltek”

• Long lasting soft lures under “Hyperlastics”

• Soft & Hard “core gear” lures under “Engage”

• Vertical fishing metal lures under “Up&Down”

Business Model

The average retail price of one of our lures is $10.00. In average its cost is $2.70 (including factory cost, freight from China to the US, import duties & taxes, warehousing and shipping to customers).

We usually sell B2B (to retailers or distributors). In average we sell at $5.00 and make $2.30 gross margin minus 10% or $0.50 for federal excise tax and $0.30 for rep group commission, i.e. $1.50 or 30% net margin.

When we sell it D2C (direct to consumer) at $10.00, we make $7.30 gross margin minus 10% or $1.00 for federal excise tax (used to promote recreational fishing) and $0.30 for credit card payment, i.e. $6.00 or 60% net margin.

Currently most sales are done B2B. In the future, A Band Of Anglers will grow direct to consumer sales while maintaining good relationships with its retail and distribution partners.

Geographies

Target countries outside the US and France (where the Company is currently active) are Canada, Europe (Spain, Italy, UK, Germany, Nordics), Japan, Russia, South Africa, Australia, New Zealand and Indonesia. Patrick Sébile is well known in all of these countries and very well known in Japan (2nd market worldwide after the US) and Russia.

The Company’s Intellectual Property:

The Company was granted, has purchased and has applied for several U.S. Patents and multiple Trademarks be it brands or product names or technology names (alltogether the “IP”). The company owns or will - once granted - own all the aforementionned IP. None of the IP is critical for the Company to operate, however the Company believes that the IP, and in particular the provisional patents, will be growing contributors to the Company's equity value.

Competitors and Industry

While the industry is highly fragmented, competitors include very large groups like Rapala (Finland, world leader in hard lures), Pure Fishing (US, world leader in soft lures and lines), Shimano and Daïwa (Japanese groups).

A Band Of Anglers currently has 2 key differentiators and intends to develop a third one.

Existing differentiators:

<u>Product differentiation</u>

A Band Of Anglers' products seek to be 100% innovative with a view to consistently catch more and bigger fish and to efficiently address new fishing situations.

Patrick Sébile firmly believes that purchasing just one of his lures - which can usually be used in varied use cases - often provides the value of buying several other competing products.

While most lure designers at competitors are either anglers with no technical background or pure technical engineers with little fishing experience, Patrick Sébile has been voted one of the best 20 anglers in the world, believes he has spent over 8,000 days on the water and is a trained engineer, specialized in mechanical engineering, mold design, injection molding and composite materials.

So in short, Patrick knows what anglers need, what fish like and how to design and manufacture efficient lures that actually catch more fish.

<u>Reputation/image differentiation</u>

Some anglers may be more famous than Patrick in a given country or for a given species of fish, but Patrick is one of the most respected and famous anglers and a revolutionary product designer for freshwater and saltwater, hard baits and soft baits, globally:

• 370+ records, including 43 IGFA world records

• 783 different species of fish caught in 71 countries (#2 in IGFA's "most species caught")

• Has appeared on c. 200 magazine covers and in over 1,000 publications, has hosted and guest-starred around 200 TV shows, has written and published 7 books and 800+ articles

Additional differentiation which will be implemented:

<u>Relationship differentiation</u>

A Band Of Anglers is ready to implement a strategy based around Content,

Community and Commerce and to develop a deeper relationship with its community of avid anglers.

The story around this is at the heart of the creation of A Band Of Anglers by Patrick Sébile back in 2017.

The name of the Company itself has been chosen to reflect that A Band Of Anglers is designed to become an anglers' community sharing a way of life and ethics around the sport of fishing.

Current Stage and Roadmap

Current development stage

A Band Of Anglers is in live stage:

• Great image and market recognition ;

• Comprehensive product range with superior design ;

• Outstanding retail network in place in the US and one agent in Europe ;

• Sold $2.50 mn so far with c. 0.5 mn lures shipped ;

• Lean organization and flexible cost structure ;

• Next step is simple: accelerate growth at existing clients, develop anglers' community and extend internationally

Future Roadmap

The Company's marketing efforts going forward are going to be focused on increasing the community and convert it into sales be it direct or through our distributor and retail partners:

• develop content aimed at all anglers, some "members only", e.g. post on all social media an extensive range of videos related to our lures ("tutorials, "how to", testimonials, ...) and develop an ABOA membership program with perks and exclusive opportunities

• boost online customer acquisition, through implementation of a direct marketing plan using SEO and savvy paid adversting

• develop a network of pro-staff anglers and local influencers with e-commerce capability: recruit pro-staff anglers who will be paid to promote our products to their audience and who will be able to sell these products to their audience through their own e-shops

• increase interactions with and between end consumers, e.g. launch a quarterly live masterclass by Patrick Sebile for members of the Band only and encourage members to exchange tips and opportunities through our social media assets

__Focus on community__

A Band Of Anglers and Spooltek currently have 90,000 & 16,500 followers on Facebook and 7,000 & 21,000 on Instagram respectively.

The Team

Officers and Directors

Name: Patrick Sebile

Patrick Sebile's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President CEO
  Dates of Service: August 01, 2017 - Present
  Responsibilities: Responsible for managing the company's overall operations. Salary $100,000 per year + bonus of $80,000 in 2022 No equity compensation.

Name: Constantin Pellissier

Constantin Pellissier's current primary role is with Triple A Partners SPRL (Belgium). Constantin Pellissier currently services 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 30, 2021 - Present
  Responsibilities: Member of the board of directors. No salary or equity compensation.

Other business experience in the past three years:

- **Employer:** Triple A Partners SPRL (Belgium)
  Title: CEO & Owner
  Dates of Service: June 01, 2012 - Present
  Responsibilities: M&A advisory to entrepreneurs in Europe

Name: Thomas Marchand

Thomas Marchand's current primary role is with NIDO. Thomas Marchand currently services 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman

Dates of Service: November 30, 2021 - Present
Responsibilities: Member of the board of directors and chairman of the board of directors. No salary or equity compensation.

Other business experience in the past three years:

- **Employer:** NIDO
  Title: CEO & Owner
  Dates of Service: September 01, 2019 - Present
  Responsibilities: President & CEO, member of the board of Directors. NIDO is a medical device company developing SEPIA, an innovative solution for cardiac epicardial ablation.

Other business experience in the past three years:

- **Employer:** BIOMODEX
  Title: Chairman & owner
  Dates of Service: August 01, 2014 - April 01, 2019
  Responsibilities: Co-founding CEO & Chairman. BIOMODEX is an innovative medical technology company based in Paris and Boston using 3D printing to create tissue-like anatomical twins from medical images, for patient-specific rehearsal and advanced training.

Name: Phil Howarth

Phil Howarth's current primary role is with Goose Hummock tackle shop. Phil Howarth currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 30, 2021 - Present
  Responsibilities: Member of the board of directors. No salary or equity compensation.

Other business experience in the past three years:

- **Employer:** Goose Hummock tackle shop
  Title: CEO & owner
  Dates of Service: January 01, 2012 - Present
  Responsibilities: 100% owner of the Company. Leading independent tackle shop in the North East of the US.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the offered securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products, that people recognize the innovativeness of our products and think they are a better option than other competing products, or that we will able to make sales at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by a competitor in the future but that may as well never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B non-voting common shares in the amount of up to $1,069,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in Class B non-voting common shares. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of

this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Class B non-voting common shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can’t get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies’ businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the

right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our current products will be able to gain traction in the marketplace at a faster rate than they currently have. It is possible that our products will fail to gain such increased market acceptance for any number of reasons. If our products fail to achieve significant sales and increased acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We compete with some much larger and established international groups with sales of hundreds of millions of dollarsand who have products on the market for decades and significant product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Our business growth depends on the growing interest of the public for sportfishing, which competes against other recreational activities like running and biking.

We are an early stage company and have not yet generated any profits
A Band Of Anglers was formed on August 23, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. A Band Of Anglers has incurred a net loss and has had limited revenues ($2.5mn to date) generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
We believe one of the Company's most valuable assets is its intellectual property. The Company owns patents, trademarks, copyrights, Internet domain names, and trade secrets. Competitors may misappropriate or violate the rights owned by the Company. The Company will do its best to continue to protect its intellectual property portfolio from such violations but may not be able to protect it properly. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
Some of our patents are pending or provisionnal. We have no assurance that they we will succeed in finalizing them and that they will come into force as we intend them to. This would lead our competitors to use some of our patented innovations and to be in a position to match our products, which could be detrimental to the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Braingenious, Inc. (Patrick Sebile owns 51% and MK Ltd owns 24.39%)	1,000,000	Class A Voting Common Shares	100.0%

The Company's Securities

The Company has authorized Class A Voting Common Shares, Class B Non-voting Common Shares, and SAFE (Simple Agreement for Future Equity). As part of the Regulation Crowdfunding raise, the Company will be offering up to 213,800 of Class B Non-voting Common Shares.

Class A Voting Common Shares

The amount of security authorized is 5,000,000 with a total of 1,558,000 outstanding.

Voting Rights

One non-cumulative vote for each share

Material Rights

The total amount outstanding includes 558,000 shares to be issued pursant to SAFEs issued. SAFE details listed below.

ARTICLE IV 2. OF THE AMENDED AND RESTATED ARTICLES OF INCORPORATION OF A BAND OF ANGLERS, INC. The powers, preferences and rights, and the qualifications, limitations and restrictions of the Corporation's Class A Shares and Class B Shares are as follows: (i) Holders of the Corporation's Class A Shares and Class B Shares shall, together as a single class, have equal ratable rights to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor and are entitled to share ratably in the net assets available for distribution; (ii) None of the Class A Shares or Class B Shares have any pre-emptive or similar rights and none of the Class A Shares or Class B Shares are redeemable by their respective terms; and (iii) Holders of Class A Shares shall have one non-cumulative vote for each share held of record on all matters to be voted on by the Corporation's shareholders; and holders of the Class B Shares shall have no right to vote on any matter to be voted on by the Corporation's shareholders, except to the extent otherwise required by the Florida Business Corporation Act. In the event that no Class A Shares remain issued and outstanding, for any reason whatsoever, then upon the

occurrence of such an event all issued and outstanding Class B Shares shall immediately thereupon be entitled one non-cumulative vote for each share held of record on all matters to be voted on by the Corporation's shareholders thereafter.

Class B Non-voting Common Shares

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-voting Common Shares.

Material Rights

ARTICLE IV 2. OF THE AMENDED AND RESTATED ARTICLES OF INCORPORATION OF A BAND OF ANGLERS, INC. The powers, preferences and rights, and the qualifications, limitations and restrictions of the Corporation's Class A Shares and Class B Shares are as follows: (i) Holders of the Corporation's Class A Shares and Class B Shares shall, together as a single class, have equal ratable rights to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor and are entitled to share ratably in the net assets available for distribution; (ii) None of the Class A Shares or Class B Shares have any pre-emptive or similar rights and none of the Class A Shares or Class B Shares are redeemable by their respective terms; and (iii) Holders of Class A Shares shall have one non-cumulative vote for each share held of record on all matters to be voted on by the Corporation's shareholders; and holders of the Class B Shares shall have no right to vote on any matter to be voted on by the Corporation's shareholders, except to the extent otherwise required by the Florida Business Corporation Act. In the event that no Class A Shares remain issued and outstanding, for any reason whatsoever, then upon the occurrence of such an event all issued and outstanding Class B Shares shall immediately thereupon be entitled one non-cumulative vote for each share held of record on all matters to be voted on by the Corporation's shareholders thereafter.

SAFE (Simple Agreement for Future Equity)

The security will convert into Class a voting common shares and the terms of the SAFE (Simple Agreement for Future Equity) are outlined below:

Amount outstanding: $1,860,000.00
Interest Rate: 0.0%
Discount Rate: 33.33%
Valuation Cap: None
Conversion Trigger: The SAFE notes mature during a qualified financing or change of control event which can occur in any year.

Material Rights

There are 2 possible conversion events:

First, in case of a Corporate Transaction (sale of substantially all the Company's assets, merger, change of control, etc.), the agreements provide the right of the investor to either receive his/her original investment back (Cash-Out Provision) or to convert his/her SAFE into shares of the Company based on such Corporate Transaction valuation.

Second, in case of a qualified financing of more than $500,000, the SAFE will automatically convert into shares at a 33.33% discount to the share price of such qualified financing. For the avoidance of doubt, should the Company raise more than $500,000 through StartEngine, the $1,860,000 SAFE will entirely be converted into shares at a 33.33% discount to the StartEngine fundraising. The SAFE agreements are not subject to a valuation cap.

What it means to be a minority holder

As a minority holder of the Class B Non-Voting shares, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;

- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $1,860,000.00
  Use of proceeds: Product Development and growth of the Company - amount raised between Dec. 2018 and Oct. 2019
  Date: December 06, 2018
  Offering exemption relied upon: Private placement

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

<u>Revenue</u>

Revenue for fiscal year 2021 was $690,774 down 18.6% compared to fiscal year 2020 revenue of $848,780, or a $158,006 decrease.

This is for a large part due to international sales, with a drop of $95,847 or 84.0%, generated by the closure of all sport fishing activities in France during the COVID period which severely impacted retail sales. Due to COVID also, 2020 international orders where only fulfilled in 2021 and these lures are still being sold today. We expect a large order from our European distributor before the end of the year with the same

level as the 2019 and 2020 ones (around $100,000), despite our little marketing efforts so far to develop our international sales.

In 2021, the U.S. remained by far the most important market for the Company but we decided to give a priority to improving our bottom line rather than trying to maximize our revenues. As a consequence we cut our marketing expenses by almost half (from $482,995 down to $261,594) and improved our net loss by 40%, from ($625,704) in 2020 up to ($377,210) in 2021. Despite this we achieved a very limited decrease of our US sales at minus 8.5% or $62,159 in 2021 vs. 2020. Our main retailers and distributors remain on our side and we are confident that we can resume growth in the near future while at the same time keeping the existing trend of sharp improvement of our bottom line.

Cost of sales

Cost of sales include factory cost, freight from Asia to the US and tax & duty at the US border.

Cost of sales in 2021 was $346,089 or 50,1% of sales, to be compared to $393,286 or 46.3% of sales in 2020. This increase of 3.8% is linked to our subscription box partner, which sales soared from $16,260 in 2020 to $194,450 in 2021, but with lower margins than sales to regular retailers of distributors.

Gross margin

2021 gross profit decreased by $110,809 over 2020 gross profit. The Company is working hard to reach their target of 62.0% gross margin in 2022. This will depend in part on the share of the business done with its subscription box partner, which could be a multiple of 2021 sales of $194,450 but which require heavy WCR financing.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents and research and development expenses.

Total operating expenses decreased by $307,103 or 28.9% in 2021 after a 2020 decrease by $508,319 or 32.4% from 2019. Total operating expenses have been cut in half in 2021 compared to 2019 at $756,948 vs. $1,572,370.

Heavy G&A cost savings has been implemented following the COVID pandemic both in 2020 and 2021. In 2021, as mentioned above, the Company also cut sharply in its Advertising & Marketing expenses.

The Company has shifted to a lean operating model with as little employees and fixed costs as possible. Apart from the CEO, the Company currently employs 2 key managers, its General Sales Manager and its Asia Manager, so in total 3 employees down from 6 at the peak in 2019.

Net income

After lowering its net loss from $1,311,700 in 2019 down to $625,804 in 2020, the Company succeeded in lowering it again to $377,210 in 2021. Target is now profitable growth, i.e. to develop sales again while keeping fixed costs as low as possible. To achieve this, the Company will leverage its superior 30-lure range and its strong distribution foothold in the US as well as accelerate its international expansion.

Historical results and cash flows:

The Company is currently in growth stage and revenue generating ($2.5 mn sales to date). We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we expect the Company's sales to grow significantly in the years to come. Once the break-even point is reached, which we estimate at $2.5 mn in yearly sales, the Company will start to make profits.

Past cash was primarily generated through sales, SAFE investments, bank debt and some government grants and funding (SBA loan). Our goal is to reach a first target of $10mn in sales within 5 years with a 20%+ EBITDA margin. Second target at a much longer term is to reach $50mn in sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 13, 2022, the Company has capital resources available in the form of:

—a line of credit for $383,500 (100% outstanding) from the Small Business Administration (SBA)

—a loan from a SAFE holder of $100,000

—a loan from the owner of its European distributor of $100,000

—2 loans from Wells Fargo bank for less than $50,000 in aggregate

— a loan from the Company's founder and CEO for $65,000

The Company had a approximately $38,000 cash on hand as of June 13, 2022.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company's operations. On top of our current $38,000 cash balance, we currently have around $21,000 invested in this Regulation Crowdfunding campaign but not yet actually disbursed to us (please note that some investors may still cancel their investment).

We have discussions ongoing to raise other funds and capital resources in addition to the funds from this Regulation Crowdfunding campaign but we are currently focused on the success of this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. If this campaign was to be unsuccessful, a mix of current shareholders and new shareholders (some identified) will be needed to subscribe to a new fund raising in order for the Company to continue as a going concern.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, or rather if the Company does not raise any more money in the future from this Regulation Crowdfunding campaign, we anticipate the Company will be able to operate for 3 up to 8 months should no alternative fundraising or financing be successful.

The 3-month estimate is based on:

• on the one hand, disappointing 2022 sales in the US with $220k in total for the first 5 months through May 31 ($44k monthly in average) due partly to the OMICRON variant slowdown from November to February, partly to the arrival at the retailers of China orders dating back over the last 18 months, partly to very low marketing expenses which hinters sales, leading us to revise our monthly average expected sales to be cashed-in in H2 2022 to $60k allowing c. $25k of gross margin,

• on the other hand, $50k worth of expenses each month ($16k in product development, $16k in sales and $18k in G&A),

• leading to a burn rate of $25k per month, to be compared with $38k total available cash balance as of June 12, 2022 ; plus c. $40k of an overdue receivable scheduled to be cashed in before June 30 ; plus $21k committed in this Regulation Crowdfunding campaign but not yet actually disbursed to us (please note that some investors may still cancel their investment) i.e. a little bit more than 3 months ;

The financing for an additional 4 to 5 months should be secured thanks to an estimated $100,000 - $125,000 upcoming cash inflow related to an inventory liquidation sale we are currently working on. We want to get rid - at cost - of the inventory on c. 500 SKUs which we have decided to discontinue in order to focus on the remaining c. 400 best-selling ones. Such inventory sale requires both (i) the prior consent of the Small Business Administration pursuant to the $383,500 granted on October 13, 2021 and (ii) the prior approval of the Minority Shareholder (please refer

to Note 3 of the 2021 Financial Statements) which owns part of the to-be-liquidated inventory and which will in return receive in lieu of cash the remaining lures it does not own yet (i.e. the Ocean Born range). At the end of this transaction, roughly 2/3rd of the inventory at the disposal of the Company will be owned by the Minority Shareholder (and held for sale on consignment), the remaining 1/3rd being owned by the Asian factories and ready to ship upon payment.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of$1,069,000, we anticipate the Company will be able to operate for 15 months. This is based on the current business plan and on the ability to raise some additional bank debt to finance the working capital requirement growth. Should the Company raise $1.0mn more, our target is that the Company reaches break-even and does not need any additional equity financing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is open to additional future sources of capital including a new raise on StartEngine, equity or debt private placements and lines of credits.

Indebtedness

- **Creditor:** SAFE Holders
  Amount Owed: $1,860,000.00
  Interest Rate: 0.0%
  The SAFE agreements have no maturity date and bear no interest. There are 2 possible conversion events: First, in case of a Corporate Transaction (sale of substantially all the Company's assets, merger, change of control, etc.), the agreements provide the right of the investor to either receive his/her original investment back (Cash-Out Provision) or to convert his/her SAFE into shares of the Company based on such Corporate Transaction valuation. Second, in case of a qualified financing of more than $500,000, the SAFE will automatically convert into shares at a 33.33% discount to the share price of such qualified financing. For the avoidance of doubt, should the Company raise more than $500,000 through StartEngine, the $1,860,000 SAFE will entirely be converted into shares at a 33.33% discount to the StartEngine fundraising. The SAFE agreements are not subject to a valuation cap.

- **Creditor:** SAFE Holder
  Amount Owed: $100,000.00
  Interest Rate: 12.0%

One of the SAFE holders has made an advance to the Company.

- **Creditor:** Wells Fargo Bank
  Amount Owed: $50,000.00
  Interest Rate: 8.0%
  Maturity Date: December 01, 2024
  This loan is secured by personal property. Money was received in January 2020 and monthly payments of $1,016.63 are required. The balance of this loan was $42,805 as of December 31, 2020. Balance as of end of October 2021 is $35,305.

- **Creditor:** Company's European Agent
  Amount Owed: $100,000.00
  Interest Rate: 2.72%
  Maturity Date: February 01, 2023

- **Creditor:** Wells Fargo Bank
  Amount Owed: $35,000.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2022
  This loan is secured by a personal guarantee. The balance of this loan was $17,969 as of December 31, 2021. Note: This is a revolving loan.

- **Creditor:** SBA Loan
  Amount Owed: $383,500.00
  Interest Rate: 3.75%
  Maturity Date: October 31, 2051

Related Party Transactions

- **Name of Entity:** Shareholder of Braingenious, Inc. [Patrick Sébile]
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: In 2019, a shareholder advanced the Company money in the amount of $15,000 carrying no interest rate and no maturity date. This advance was not secured.
  Material Terms: The ending balance of this advance was $15,000 as of December 31, 2020 and $40,000 as of end of March 2022.

- **Name of Entity:** Shareholder of Braingenious, Inc. [Constantin Pellissier]
  Relationship to Company: Director
  Nature / amount of interest in the transaction: In November 2020, the Company entered into a consignment agreement with a Florida LLC ("the Minority Shareholder") which is both (i) a minority shareholder of Braingenious, Inc., owner of 100% of the shares of the Company, and (ii) indirectely owned by a director of the Company.
  Material Terms: In October 2020, the Company sold lures at cost to the Minority

Shareholder in the amount of $278,291 which were held at a third party's warehouse. In November 2020, the Company entered into a Consignment Agreement with the Minority Shareholder whereby the Company can sell the Minority Shareholder's lures on consignment to its customers, provided that each time a lure is sold, the Company pays the Minority Shareholder the price of such lure equal to factory cost plus 20%. This percentage increases by 1.5% per month after April 1st, 2021. Furthermore, the Company had accounts payable associated to this Entity in the amount of $64,885 as of December 31st, 2021.

- **Name of Entity:** Shareholder of Braingenious, Inc. [MK Ltd]
  Names of 20% owners: [Mr. Luke Mak]
  Relationship to Company: 24.39% shareholder of Braingenious, Inc.
  Nature / amount of interest in the transaction: Business relationship with an indirect shareholder of the Company (i.e. shareholder of Braingenious, Inc.).
  Material Terms: As of end of 2021, the Company had accrued payables in the amount of $453,342 due to a company whose owner is a shareholder of Braingenious, Inc. The Company is not involved in any litigations with respect to this past due amount.

Valuation

Pre-Money Valuation: $7,790,000.00

Valuation Details:

The valuation of the Company has several components:

- the size of the fishing tackle market which is around $15bn worldwide according to our estimates ;

- the dynamics of such market with 55mn anglers in 2020 in the US alone ;

- the fame of the Company's founder Patrick Sébile, which triggers increased marketing efficiency and sales traction ;

- the existing distribution network in the US and Europe which allowed the Company to achieve cumulative sales of $2.35mn to date ;

- the replacement value of the existing 800-SKU product range and its superiority as compared to most existing competition ;

- the value of the patents owned by the Company ;

- the value of the trademarks owned by the Company ;

- the value of the future patents and product innovations / creations that the Founder has in reserve ;

- the development prospects of the Company in the US and in the top 10 countries worldwide where the Founder has sold lures under its name in the past.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Working Capital*
  96.5%
  Place orders to our Asian factories to fulfill customer demand.

If we raise the over allotment amount of $1,069,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  25.0%
  Build the community on social media, sponsor some pro anglers, build online sales, post videos and content on a weekly basis
- *Working Capital*
  40.0%
  Place orders at our Asian factories to meet customers' needs.
- *Operations*
  20.0%
  Set up a tele-operating unit to boost independent stores sales, hire a marketing associate
- *Research & Development*
  11.5%

Finalize legal work on existing patents, extend them worldwide and file new prosvisionnal patents, develop and launch selected additions to the product range

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://abandofanglers.com/ (https://abandofanglers.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/aboa

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR A Band Of Anglers, Inc.

[See attached]

A Band of Anglers, Inc. (the "Company") a Florida Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
A Band Of Anglers, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 29, 2022
Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	98,523	17,654
Accounts Receivable	53,772	28,305
Accounts Receivable - Related Party		38,309
Other Receivables	8,054	16,704
Inventory	244,958	422,426
Total Current Assets	405,307	523,398
Non-current Assets		
Prepaid Expenses	109,389	99,559
Total Non-Current Assets	109,389	99,559
TOTAL ASSETS	514,696	622,957
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	329,876	288,976
Accounts Payable - Related Party	530,647	605,265
Loans Payable	635,096	267,558
Due to Related Party	40,000	15,000
PPP Loan	-	64,318
Accrued Expenses	28,381	-
Payroll Tax Payable	6,134	13,978
Sales Tax Payable	709	864
Other Liabilities	-	45,934
Total Current Liabilities	1,570,843	1,301,894
Long-term Liabilities		
Future Equity Obligations	1,860,000	1,860,000
Total Long-Term Liabilities	1,860,000	1,860,000
TOTAL LIABILITIES	3,430,843	3,161,894
EQUITY		
Common Stock	100	100
Accumulated Deficit	(2,916,246)	(2,539,037)
Total Equity	(2,916,146)	(2,538,937)
TOTAL LIABILITIES AND EQUITY	514,696	622,957

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	690,774	848,780
Cost of Revenue	346,089	393,286
Gross Profit	344,685	455,494
Operating Expenses		
Advertising and Marketing	261,594	482,995
General and Administrative	442,389	480,612
Federal Excise Tax	52,965	81,745
Depreciation	-	18,700
Total Operating Expenses	756,948	1,064,051
Operating Income (loss)	(412,263)	(608,558)
Other Income	64,318	-
Interest Income	-	-
Other		
Total Other Income	-	-
Other Expense		
Interest Expense	29,264	17,146
Other	-	-
Total Other Expense	29,264	17,146
Provision for Income Tax	-	-
Net Income (loss)	(377,210)	(625,704)

Statement of Cash Flows

	Year Ended December 31, 2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(377,210)	(625,704)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	-	18,700
Accounts Payable	(25,018)	246,413
Accounts Payable - Related Party	-	25,265
PPP Loan Forgiveness	(64,318)	-
Inventory	161,316	166,317
Accounts Receivable	14,709	146,069
Accounts Receivable - Related Party	-	(38,309)
Other Receivables	-	(10,396)
Prepaid Expenses	4,455	(87,154)
Accrued Expenses	28,225	(42,439)
Payroll Tax Payable	(7,844)	(11,936)
Sales Tax Payable	(156)	579
Other Liabilities	(45,571)	15,445
Other	(256)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	65,541	428,552
Net Cash provided by (used in) Operating Activities	(311,669)	(197,152)
INVESTING ACTIVITIES		
Equipment	-	(18,700)
Net Cash provided by (used by) Investing Activities	-	(18,700)
FINANCING ACTIVITIES		
SAFE proceeds	-	-
Loan Proceeds, Net	367,538	117,939
Related Party loan proceeds/(repayments)	25,000	-
PPP Loan Proceeds	-	64,318
Net Cash provided by (used in) Financing Activities	392,538	182,257
Cash at the beginning of period	17,654	51,249
Net Cash increase (decrease) for period	80,869	(33,595)
Cash at end of period	98,522	17,654

Statement of Changes in Shareholder Equity

	Class A Voting Common Stock			
	# of Shares Amount	$ Amount	Accumulated Deficit	Total Shareholder Equity
Ending Balance 12/31/2019	1,000	100	(1,913,333)	(1,913,233)
Net Income (Loss)	-	-	(625,704)	(625,704)
Ending Balance 12/31/2020	1,000	100	(2,539,037)	(2,538,937)
Stock Split	999,000	-	-	-
Net Income (Loss)	-	-	(377,210)	(377,210)
Ending Balance 12/31/2021	1,000,000	100	(2,916,246)	(2,916,146)

A Band of Anglers, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

A Band of Anglers, Inc ("the Company") was originally formed in Florida on August 23rd, 2017 as a Limited Liability Company before converting on June 15th, 2018. The Company is active in the field of fishing tackle. More precisely, the Company designs and markets fishing lures. Lures are manufactured in China and Taiwan by subcontractors and imported in the US and Europe. They are sold in the US mainly through "Big Box" retailers and distributors. In Europe, the Company has an agent located in France. The Company's inventory is stored at a 3rd party logistics warehouse.

The Company has achieved cumulative sales of more than $2.5M to date, is headquartered in Florida, and its customers are currently located in the United States and in Europe. The Company will ultimately sell its products all over the world.

The Company is currently conducting a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentration of Revenue Risk

In 2020 and 2021, five "Big Box" retailers and distributors accounted for above $50,000 of sales individually and together for 56% and 58% of total sales, or $479,000 and $402,000 respectively. There is a risk in losing contracts with these major clients; however, the Company's management is confident in quickly replacing them with other retailers and distributors.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment net of all applicable rebates and discounts. Early payments are rewarded by a 2% discount which is expensed as incurred.

Contractually, there are no returns permitted apart from defective products. Returns are rare and marginal in value historically. They are accounted for as goods are received and credit issued to client (no reserve). Clients pay in average at 45 days (range: 30 to 90 days).

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

A summary of the Company's property and equipment is below.

Property Type	Useful Life (in years)	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/21
Equipment	3	155 007	155 007	-	-
Grand Total	**-**	**155 007**	**155 007**	**-**	**-**

Inventory

The Company's inventory consists of finished goods and inventory in transit. Inventory is valued at cost on the "first-in, first-out" (FIFO) basis. A summary of the Company's inventory is below.

Inventory	2021	2020
Finished Goods	182 233	323 702
Inventory in Transit	62 725	98 724
Grand Total	**244 958**	**422 426**

Royalty Payments

In October 2018, the Company purchased all the assets and immaterial property related to one of the brands of fishing lures that is sells. Included in this asset purchase was a Royalty Agreement – modified in April 2021 – which requires a monthly payment of 10% of the sales of this particular brand to its Sellers. As of December 31, 2021 and 2020, the Company has paid $8,868 and $20,332 respectively which have been included in the cost of revenue on the Statement of Operations.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company does not have an equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2019, a shareholder advanced the Company money in the amount of $15,000 carrying no interest rate and no maturity date. This advance was not secured and was increased by 25,000 in 2021. The ending balance of this advance was hence $40,000 as of December 31, 2021.

Please see "Note 5 – Debt" regarding loans with the Company's European Agent and a major SAFE holder.

The Company is 100% owned by another entity ("the Entity") of which a related party is a minority shareholder ("the Minority Shareholder"). In October 2020, the Company sold lures at cost to the Minority Shareholder in the amount of $278,291 which were held at a third party's warehouse. In November 2020, the Company entered into a Consignment Agreement with the Minority Shareholder whereby the Company can sell the Minority Shareholder's lures on consignment to its customers, provided that each time a lure is sold, the Company pays the Minority Shareholder the price of such lure equal to factory cost plus 20%. This percentage increases by 1.5% per month after April 1st, 2021. The Company had accounts payable to this Entity in the amounts of $64,885,05 as of December 31, 2021.

In 2021, the Company had accrued payables in the amount of $453,342.24 due to a company whose owner is a shareholder of the Entity mentioned above. The Company is not involved in any litigations with respect to this past due amount.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Loans

In November 2019, one of the major SAFE holders of the Company advanced $100,000 to the Company (no contract signed). The loan is revolving, bears interest at 12.00% per year, and has no security interest. The ending balance of this loan was $100,000 as of December 31, 2021 and 2020.

In December 2019, the Company entered into a loan agreement for $50,000 with a fixed interest rate of 8.0% and maturity date of December 2024. This loan is secured by personal property. Money was received in January 2020 and monthly payments of $1,016.63 are required. The balance of this loan was $33,746 as of December 31, 2021.

In December 2019, the Company and a French entity owned by the Company's European Agent entered into a loan agreement for $49,619 with an interest rate of 2.72% and maturity date of December 31, 2020. In February 2020, an additional payment was made to increase the loan to $100,000 with the same interest rate and maturity being pushed to February 1, 2022. This loan is not secured. The balance of this loan was $100,000 both as of December 31, 2021 and 2020, respectively.

In June 2020, the Company entered into a Payment Protection Program (PPP) loan agreement for $64,318. This loan is secured by the Company's accounts held by the lending bank. The balance of this loan was $64,318 as of December 31, 2020. The PPP loan was fully forgiven in July 2021.

In October 2021, the Company was granted an SBA loan for $383,400. Installment payments, including principal and interest, of $1,975.00 monthly, will begin twenty-four (24) months from the date of the promissory note (i.e., starting October 2023). The balance of principal and interest will be payable thirty (30) years from the date of the promissory note. Interest will accrue at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date(s) of each advance. The balance of this loan was $ 383,400 as of December 31, 2021.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2019 and 2020, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties for a total of $1,860,000. The SAFE agreements have no maturity date and bear no interest. There are 2 possible conversion events: First, in case of a Corporate Transaction (sale of substantially all the Company's assets, merger, change of control, etc.), the agreements provide the right of the investor to either receive his/her original investment back (Cash-Out Provision) or to convert his/her SAFE into shares of the Company based on such Corporate Transaction valuation. Second, in case of a qualified financing of more than $500,000, the SAFE will automatically convert into shares at a 33.33% discount to the share price of such qualified financing. For the avoidance of doubt, should the Company raise more than $500,000 through StartEngine, the $1,860,000 SAFE will entirely be converted into shares at a 33.33% discount to the StartEngine fundraising. The SAFE agreements are not subject to a valuation cap.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	127 720
2023	114 808
2024	26 284
2025	13 693
Thereafter	352 591
Total	635 096

*The SAFE notes mature during a qualified financing or change of control event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.10 per share, (i) 5,000,000 of which shall be designated as "Class A Voting Common Stock" and (ii) 5,000,000 of which shall be designated as "Class B Non-Voting Common Stock.". Pursuant to the implementation of a 1,000 for 1 stock split in November 2021, the Company had 1,000,000 outstanding Class A Voting Common Stock as of December 31, 2021 vs. 1,000 as of December 31, 2020.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 29, 2022, the date these financial statements were available to be issued.

In January 2022, the Company and the French entity owned by the Company's European Agent signed an amendment to the above mentioned $100,000 loan agreement which pushed the due date from February 1, 2022 to February 1, 2023, all other conditions remaining unchanged.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, has negative cash flows from operations, and negative working capital.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

A Band Of Anglers

Fishing Lures


A BAND OF ANGLERS
Authentic • Passionate • Real
Closing in 4 days

Website | Winter Haven, FL | CONSUMER PRODUCTS | SPORTS

A Band of Anglers designs and sells innovative fishing lures and tackle to catch more and bigger fish consistently. Our patent-pending technologies improve the swim action, performance, and durability of lures. We are tapping into a massive, growing community of anglers passionate about fishing who are eager for top quality, great fish-catching, fun to use, and innovative products.

$260,446 raised

234 Investors	$7.79M Valuation
$5.00 Price per Share	$200.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	4 Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates 29 | Comments | Follow



Lure: 2022 Loader Minnow - Color: Black Shiner

Reasons to Invest

- Innovative fishing lures (protected with pending patents), poised to capture significant market shares from the $15B global fishing tackle market.
- Our founder and CEO **Patrick Sébile** is both:
  - a *fishing lure designer* with an unparalleled total of 24 industry awards;
  - a top 20 *worldwide angler* with 43 world records;
  - a *prominent sportfishing figure* featured to date in 200+ magazine covers and 200+ TV shows worldwide;
  - a *business figure* in the fishing tackle space with an exit to his belt (*Sébile lures* was sold to the global leader, Pure fishing, in 2010).
- $2.3M cumulative revenues, ready for aggressive growth with a 30-lure product range, and 800 references.
- Top-tier retail distributors and big boxes (including Bass Pro Shops / Cabela's, Tackle Direct, Big Rock Sports, Folsom, and Tackle Warehouse).
- Fast-growing community of 100,000+ anglers who love our products.

Rewards

Get rewarded for investing more into A Band Of Anglers:

$200+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$200+
Investment
Invest now and receive
* access to exclusive quarterly webinars (be part of the Band!)

$500+
Investment
Invest now and receive:
* access to exclusive quarterly webinars and * $50 gift card available on abandofanglers.com

$1,000+
Investment
Invest now and receive:
* access to exclusive quarterly webinars and * $125 gift card available on abandofanglers.com

OVERVIEW

Revolutionary Fishing Products from One of the World's Top Anglers.

A Band Of Anglers provides much-needed empathetic & experienced innovation in lure technology. Our goal is to meet the needs of anglers worldwide, both in fresh and saltwater, and build an enthusiastic community around the brand.



By joining ***A Band Of Anglers***, investors will share the success of one of the best fishing tackle designers in history, our **Founder & CEO Patrick Sébile**, whose lures have sold worldwide over **30 million units** since he started his career in 1986.

He is also one of the best anglers in the world!


Pesca de Altura
MAGIC SWIMMER
Sebile
The Legend Of Patrick Sebile
Patrick holds **370+ records**, including **43 IGFA world records**. He has caught **783 different species of fish** in **71 countries** (#2 in IGFA's "most species caught"). He has appeared on approximately **200 magazine covers** and in over **1,000 publications**, has hosted and guest-starred in around **200 TV shows**, and has written and published **7 books** and **800+ articles.**

* Source, Source, Source, Source, Source, Source

While most lure designers are either anglers with no technical background or pure technical engineers with little fishing experience, Patrick Sébile was voted one of the best 20 anglers in the world, has spent an estimated 8,000 days on the water and is a trained engineer specialized in mechanical engineering, mold design, injection molding, and composite materials.

$2,500+
Investment
Invest now and receive:
* access to exclusive quarterly webinars and * 2x $175 gift cards, i.e. $350 in total available on abandofanglers.com

$10,000+
Investment
Invest now and receive:
* access to exclusive quarterly webinars and * 5% Bonus Shares

$25,000+
Investment
Invest now and receive:
* access to exclusive quarterly webinars and * 10% Bonus Shares

$50,000+
Investment
Invest now and receive:
* access to exclusive quarterly webinars and * 12% Bonus Shares and * 1 day of fishing in Florida with Patrick Sébile, transferable

$100,000+
Investment
Invest now and receive:
* access to exclusive quarterly webinars and * 15% Bonus Shares and * 2 days of fishing in Florida with Patrick Sébile, hotel and food included, transferable


"There have been a lot of bait designers in world history [...] but when you really want to consider the expanse of possible lure design, if you wanna talk hard baits and soft baits, if you wanna talk fresh water and salt water, there is really only one name and that's Patrick Sébile."
Ken Duke, Managing Editor, Fishing Tackle Retailer
01:18

THE PROBLEM

Most Lures on the Market are based on Historical Designs, but don't Leverage Modern Technologies to Match ANY Anglers' Needs.


Lures are the only piece of equipment that the fish actually sees,
making them one of the most critical products for anglers.

Lure: Dartspin 5.5 - Color: Double Pepper / Chartreuse

While the industry experiences constant innovation for new boats and other expensive gear like electronics, the technology behind lures has evolved slowly... until now.

THE SOLUTION

Empathetically Designed Fishing Tackle, loaded with Innovations, but Always Accessible.

Our lures embrace cutting-edge innovation to consistently give any angler the best chance to catch bigger fish. However, it doesn't mean that our customers need to be professional or avid anglers to use our products, as most of the market is recreational and family-oriented. We always pay attention to user-friendliness.

We design our lures addressing all kinds of fishing situations; purchasing just one often provides the value of several competing products combined. Each lure made by ***A Band Of Anglers*** contains at least one of our innovations. It can be a new action (how the lure behaves in the water, the main factor that turns fish bite on), increased performance (casting distance), or durability (Soft-Tough Material). These are significant benefits from using Patrick Sebile's creations. And guess what? All our lures are fun to use!

Invest In One Of The Most Popular Hobbies In The US



And join our band of anglers!

THE MARKET

An Increasingly Popular Sport Driving a Growing Market

Fishing is an opportunity to enjoy the outdoors, whether they go for a family outing or give themselves a chance on a Sunday morning local tournament.

55 million Americans fished at least once during 2020, the highest number recorded since participation tracking began in 2007. That's 18% of the U.S. population, up from 16.5% in 2019.

There are more people fishing than golfing and playing tennis combined!


$630M
US Fishing Lure Market, 2020
$1.5B
Global Fishing Lure Market
$6B
Combined US Fishing Tackle Categories
$15B
Total US and Global Figures for Fishing Tackle

The US fishing lure market was valued at $630 million in 2020, a mature market, still growing 6% year over year since 2018 despite COVID. Together with international markets, ***A Band Of Anglers*** is tapping into a $1.5 billion lure-only market.

Lures are only a first step for ***A Band Of Anglers***. Our founder Patrick Sébile has numerous potential market-changing ideas for other fishing tackle categories, including rods, fishing lines, terminal tackle, fishing apparel, tackle boxes, and eventually reels. As a reference, he was involved in the development of 300+ products other than lures, including 50+ for the global leader, *Pure Fishing*.

These future markets represent an additional $5.3 billion in the US and over $13 billion worldwide, bringing the total fishing tackle market addressable by ***A Band Of Anglers*** to $6B in the US and $15B globally.


Current & Future Addressable Markets
Lures (current)
Fishing Rods
Reels
Apparel
Fishing Line
Terminal Tackle
Boxes

PRODUCT EXAMPLES

Star Products

Dartspin
Innovation: Long-lasting soft body + blade *(patent pending)*

The Dartspin brings together 2 types of lures: a soft plastic body together with a spinning blade. Extremely efficient, this bait became an instant best-seller and a sensation on shows, media, and anglers alike. This is thanks to its packed innovations, and because it excels at catching fish, all kinds of fish, in all kinds of situations. Thanks to the SofTough material used, the patent-pending inside of the lure has been engineered so that pre-welded cavities allow for easy rigging in almost any way without damaging the lure.



It lasts ten times longer than traditional softbaits, it's compatible with almost any type of rigging, and the blade action adds vibrations and flashes to the attraction.

This is a truly universal lure with huge market potential as it can be used in freshwater as well as in saltwater, from light spinning tackle to power jigging. The perfect example of a bait that satisfies as well the beginner and the most advanced tournament angler!


Patented screw with swivel and blade
Molded in hook paths for easy rigging
Jighead or skirted jig
Weighted hook
Weedless football jig

Loader Crank.
Innovation: Double-Anchorage Lip

The Loader Crank is the ultimate power fishing lure! Crankbaits are a favorite type of bait for bass anglers, and ours with its exclusive Double-Anchorage lip allows for contact and deflection with both strengthened resistance and better swim action at any speed – the best of both worlds that usual ABS bills cannot achieve. The advanced body shape design with cutting edge weight positioning is made for longer and more accurate casts that reach swim depth fast to put lure in action and ready to catch fish asap.


DEEP DIVING
MEDIUM RUNNER

Patrick Sebile's tuned swimming creates the right amount of action without pulling hard as do other crankbaits on the market, allowing for hours of cranking and fast retrieval to cover water effectively for increased efficiency and more fun!


Multi-anchorage lip withstands impact with structure
Water flows through lip, enhancing swimming action
Fixed internal tail weight increases casting distance and accuracy

Rota-Shad
Innovation: Unique 3D Action



The Rota-Shad allows anglers to catch fish using our unique Rota-Move action. When jigged at the right cadence and amplitude, this twin lure rotates 360 degrees as long as the cadence continues, creating flash and swings while the angler gives a minimum jigging action to the rod tip - something both truly unique and very efficient especially when fish aren't active feeders.


Jigging action
360°
Rota-Move
action
Jigging Action
360° Rota-Move Action

Very snagless thanks to hook points turned inward, this lure mimics 2 baitfish moving and feeding alike which creates a lot of water turbulence and a unique 3D visual effect that attracts fish from around, by simple curiosity or eagerness to eat such a prey. The Rota-Shad can be used in a wide range of situations from ice fishing, crappie fishing in brushes, walleye around a rock pile or suspended largemouth bass - and more.

ACHIEVEMENTS

After four years of operations and $2.3 million in cumulative sales, this fundraising will allow ***A Band Of Anglers*** to grow its comprehensive fishing lure & tackle range and first-class US distribution network.

- **Superior products:** designed and manufactured a 30-lure innovative and comprehensive product range of 800 SKUs;
- **Strong distribution:** achieved referencing in less than 2 years at some of the major US retailers (Bass Pro Shops, Cabela's, Dicks Sporting Goods, West Marine, etc.) and distributors (Big Rock Sports, Folsom, Gulfstream, etc.);
- **Solid branding**: market attention drawn by Patrick Sébile's worldwide fame and retail space maximized through 5 brands, each with a strong identity;
- **Lean organization:** light overhead base with mostly variable costs;
- **Fundraising:** $1.9 million raised to date from 10+ successful entrepreneurs;
- **Industry recognition:** ***A Band Of Anglers*** won the most sought award at ICAST (the worldwide industry gathering), with the Hyperlastics "Dartprop Pro SK" being named **"Best Of Show 2020"** in the Freshwater Soft Lure category.

Bass Pro Shops

DICK'S SPORTING GOODS

Cabela's

PRODUCT LINE

Comprehensive Product Line with Strong Margin

- Saltwater hard lures under “Ocean Born”
- Hybrid hard/soft lures with concealed leader technology under “Spooltek”
- Long-lasting soft lures under “Hyperlastics”
- Soft & Hard “core gear” lures under “Engage”
- Vertical fishing metal lures under “Up&Down”

The average retail price of one of our lures is $10.00 and our gross margin is 50%.

OUR COMMUNITY

Building Our Community of Anglers

We are committed to developing a “Band Of Anglers” brought together by our familiar brand and innovative products and because we all love fishing and have fun doing so!


Our Community Has Already Grown Significantly Since Our Launch.
Currently, a Band Of Anglers and Spooltek have
90,000
Facebook Followers
16,500
Facebook Followers
7,000
Instagram Followers
21,000
Instagram Followers

Currently, most of our sales are B2B. In the future, ***A Band Of Anglers*** intends to grow through to our community of anglers with direct sales without compromising our retail relationships.

WHY INVEST

Building a Global Sportfishing Community Around Our Products

A Band Of Anglers has a unique opportunity to disrupt the $15 bn global fishing tackle industry with our revolutionary designer, founder, and CEO Patrick Sébile and his original approach to creating fishing tackle.

With already raised $1.9M and generated $2.3 million in sales to date. With our line of outstanding products, we are ready for aggressive growth.

In the future, we plan to continue domestic expansion through both B2B and D2C sales and expand internationally. We are committed to continuous innovation even as we expand into product categories such as rods, fishing lines, apparel, and more.

In the short term, our marketing efforts will focus on growing our community and converting it into sales by developing content aimed at our members and all anglers, boosting online customer acquisition, creating a network of pro-staff anglers and local influencers with e-commerce capability, and increasing interactions with and between end consumers.

And of course, we are currently working on a **V.I.P Program** so that those of you who love fishing and become investors in ***A Band Of Anglers*** will have privileged access to our friend and CEO Patrick Sébile to share exciting ideas, tips and techniques about our shared passion!


We are a company, but also represent a concept and a way of life. Join us as we grow our Band to include Anglers everywhere!
03:40

Meet Our Team



Patrick Sebile

President CEO

Entrepreneur, designer, author. He is an Aagler who fishes all around the world to catch as many fish species as possible. He is above all, the proud father of twins who are the inspiration for A Band Of Anglers name and logo.

Jul. 2017 – today

A Band Of Anglers: Founder, CEO, Designer. A company with the goal of creating innovative fishing tackle for all.

Mar. 2011 – Jun. 2017

Pure Fishing : Global Brand Director for SEBILE. Patrick worked on product development and marketing for several brands of the group such as Penn, Spiderwire, Mitchell and others, to fit the various worldwide needs and specificities.

Nov. 2003 – Feb. 2011

SEBILE International: Founder, CEO, Designer. Based in Colorado, an innovative, fast-growing and award-winning acclaimed fishing tackle company eventually sold to Pure Fishing, fishing tackle business' world leader.

1986 – April 2004:

Patrick had other hobbies and jobs often ran in parallel with each other such as a traveling fishing guide, three lodges director & owner/co-owner (18 years in Africa running these in Morocco, Guinea Bissau & Ivory Coast), outdoor writer with 800+ articles written, outdoor photographer working with Grand Bleu agency, author of 7 books, product design for fishing tackle companies (Mitchell, Mepps, Mister Twister, SERT and several others), part time member of Jean Louis Etiennes team aboard Antartica polar ship's expedition sponsored by Total oil company (ANTARCTICA - THE POLAR SHIP - Jean-Louis Etienne - Explorateur (oceanpolaire.org)). I also served in the French army in the Marine Infantry troops during the first Gulf War as part of the FAZSOI, 1990/1992.

1976: Patrick invented his first lure at age 8 in the suburbs of Bordeaux, Aquitaine, France.



Constantin Pellissier

Director

Since 2012 / Triple A Partners: M&A advisor to entrepreneurs in Europe

Before: Consultant at Arthur Andersen and The Boston Consulting Group and VP/CEO at various private investment holdings



Thomas Marchand

Chairman

Entrepreneur

Sept. 2019 – today / NIDO : President & CEO, member of the board of Directors. NIDO is a medical device company developing SEPIA, an innovative solution for cardiac epicardial ablation.

August 2014 - April 2019 / BIOMODEX : Co-founding CEO & Chairman. BIOMODEX is an innovative medical technology company based in Paris and Boston using 3D printing to create tissue-like anatomical twins from medical images, for patient-specific rehearsal and advanced training.



Phil Howarth

Director

Entrepreneur

Since January 2012 / 100% owner of Goose Hummock Tackle Shop. Leading independent tackle shop in the North-East of the US.

July 2004 - March 2015 / Founder and owner of Bluefish Communications, a UK telecommunication company eventually sold to Vodafone.

Offering Summary

Company :	A Band Of Anglers, Inc.
Corporate Address :	314 Ave K SE, Winter Haven, FL 33880
Offering Minimum :	$10,000.00
Offering Maximum :	$1,069,000.00
Minimum Investment Amount (per investor) :	$200.00

Terms

Offering Type : Equity

Security Name : Class B Non-voting Common Shares

Minimum Number of Shares Offered : 2,000

Maximum Number of Shares Offered : 213,800

Price per Share : $5.00

Pre-Money Valuation : $7,790,000.00

Perk Structure:

*Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below

Early Bird

- Friends and Family - First 7 days: 15% bonus shares

- Early Bird - Next 8 days: 10% bonus shares

Volume

Invest **$200** and receive

* access to exclusive quarterly webinars (be part of the Band!)

Invest **$500** and receive:

* access to exclusive quarterly webinars and

* $50 gift card available on abandofanglers.com

Invest **$1,000** and receive:

* access to exclusive quarterly webinars and

* $125 gift card available on abandofanglers.com

Invest **$2,500** and receive:

* access to exclusive quarterly webinars and

* 2x $175 gift cards, i.e. $350 in total available on abandofanglers.com

Invest **$10,000** and receive:

* access to exclusive quarterly webinars and

* 5% Bonus Shares

Invest **$25,000** and receive:

* access to exclusive quarterly webinars and

* 10% Bonus Shares

Invest **$50,000** and receive:

* access to exclusive quarterly webinars and

* 12% Bonus Shares and

* 1 day of fishing in Florida with Patrick Sébile, transferable

Invest **$100,000** and receive:

* access to exclusive quarterly webinars and

* 15% Bonus Shares and

* 2 days of fishing in Florida with Patrick Sébile, hotel, and food included, transferable

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

A Band Of Anglers will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $5.00 / share, you will receive 110 Class B Common Stock shares, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Patrick Sebile, the Company's Chief Executive Officer, has invested $20,400 in the Company's current Reg CF offering.

Barry Stockhaus, the Company's Vice-President of Sales, has invested $1500 in the Company's current Reg CF offering.

Constantin Pellissier, a Company director, has invested $5,000 in the Company's current Reg CF offering.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Discover Patrick Sebile's A Band Of Anglers Lures & Creations: Twicer (Spooltek)

4 days ago

The Twicer is a slender hard bodied jerkbait with a replaceable split soft tail. It casts very well and can be fished from the top to deeper water. It is also good for vertical finesse fishing. That is a great search bait from shore or boat.



It glides horizontally, and lands tail up thanks to its buoyant & long lasting tail made of Softough material. It can be steady retrieved, jigged, or twitched.


Jerk!!
Glide
Jerk!!
Glide
20 to 45° slide
Tail floats up
off bottom

The concealed Stainless Steel leader allows the use of a lighter leader in front of lure for stealthier presentation and better action. Once the hook is set it pulls away from the lure, providing superior abrasion resistance and dramatically reduces fish loss due to shake off.


Hookset
Leader
deployed!

Buy this lure online:

Spooltek - Twicer

More about this lure:

A Band Of Anglers - Twicer

The Engage Waterbull is presented in the Bassmaster Magazine volume 55, No. 5!

6 days ago

The world's largest fishing magazine dedicated to the world's most favorite fish specie - namely, the Bass -, every issue of which is reaching half a million readers in North America, selected our Engage Waterbull jig in its Gear Grab page, titled "Great Baits For May".


BASSMASTER
BASS
The Worldwide Authority On Bass Fishing
May 2022
Classic Exclusive:
Closure for
Christie

Editor-In-Chief James Hall picked up 7 lures for this issue dedicated to the fishing conditions that Bass anglers will mostly face this time of the year, and surely the snagless properties of the Waterbull as well as its capacity for holding fished hooked helped this Patrick Sebile / David Bolema design bait made the cut to be presented to the Bassmaster Magazine readers.


By JAMES HALL EDITOR-IN-CHIEF
Gear Grab
Great Baits For May
Engage Waterbull Jig
$9.99
abandofanglers.com

An original idea from David Bolema developed by Patrick with enhancement such as PS's Original Inversed Curves hook, the Waterbull is likely one if not the most snag-proof pitching, flipping and punching jig on the market. While field testing and fine tunning it, anglers involved in the tests were amazed that it was possible to use the bait all day long, maybe being caught in cover once or twice in a full day - sometimes, not at all in up to 8 hours fishing sessions.

This lure has another great use to it: it works perfectly as a swimming jig, pairing it with trailer baits such as Hyperlastics Dartspin, Minwaow or Wormspin. It is available in 4 sizes and 6 colors.

Subscribe:

Bassmaster Magazine

Buy this lure:

Waterbull

Discover Patrick Sebile's A Band Of Anglers Lures & Creations: Flying Pencill (Ocean Born)

11 days ago

The Flying Pencill™ has been engineered to increase casting distance with a proven design for catching fish in waves, turbulent waters and strong currents while targeting big fish.



You can't catch fish you can't reach!! Design elements such as side wings and low air friction ribs allow the Flying Pencill™ to seemingly fly far away through the air, even under windy conditions. Catch the fish others can't reach with the Flying Series!


SIDEWINGS CREATE LIFT AND ACTION
RETRIEVE
BELLYRIBS CREATE TURBULENCE
LONG CAST
RIBS LOWER AIR FRICTION
SIDEWINGS CREATE AIR LIFT
AIR FLOW

The Flying Pencill™ comes in Floating, Sinking, Super Long Distance, and Rocket Models. Depending on the model and retrieve speed or cadence, you can easily have the Flying Pencill™ popping, spitting, walking the dog, skipping along the surface, or slow swimming underneath, making this lure versatile and indispensable. FL and SK models come with 4X treble hooks; the SLD model comes with 6X treble hooks; the Rocket model comes with 6X single hook - to match all kinds of fights!


Walking the dog (SK model)
Smooth swimbait/wake action on slow/medium retrieve with Inshore Special and SLD models.
Jigging action with SLD and Tuna Rocket models.

Online reviews:



Ocean Born Flying Pencil Lures

by Ocean Born

67 customer reviews | See 2 Question & 2 Answer

The Ocean Born Flying Pencil features a common lure style with uncommon castability and action.

Super long casting
By PVM
East Greenwich, RI
October 15, 2019
Was out at block island. This lure allowed me to huck it far into the north rip on 20lb mono. Even against a stiff breeze I managed serious distance. Landed a few stripers and monster blues with little damage to the hooks and body compared to other lures in the same class.
Pros
- Long casting distance.
- Hooks are strong.

LONG ISLAND JOE
By Long J.
long island
Verified Buyer
May 31, 2022
casts a mile
Pros
- bluefish all day you can also get a single hook

Flying Pencil SLD
By GT
Glenolden, PA
Verified Buyer
May 30, 2022
Amazing distance for such a small lure. Comes to the surface easily and can be walked subsurface. Great for reaching blue fish. Stand up well to the teeth.
Pros
- Great distance
- Durable
- Good on the surface or subsurface

Videos about this lure:

Flying Pencill - presentation by P. Sebile

Ocean Born Flying Popper and Pencill in action

On The Water TV show:

BIG Striped Bass on Topwater Lures! | Fishing with Lure maker Patrick Sebile

Buy this lure online:

Flying Pencill 160 - Tackle Direct

Flying Pencill 110 SLD - Mighty Fish

Patrick Sebile's 204th magazine front cover!

13 days ago

Patrick Sebile, founder and CEO of A Band Of Anglers, just got his 204th magazine front cover - this one being from The Fisherman Magazine June 2022, NJ & Delaware edition.

Obviously, Patrick Sebile is not new to this, as he made a first front cover more than 30 years ago when he was still living in France.

Since then, and more than 200 cover later from all around the world (France, Australia, USA, Russia and more countries) featuring himself or his creations, he is very likely the angler that had been the most featured on the first page of any fishing magazine in the history of fishing.

This one is showing Patrick Sebile holding a stripped bass he caught while using the Ocean Born Wideback Minnow, one of his best hard lure to target saltwater predators - from striper to snook, calicos to tarpon, tunas & more:



NJ & Delaware Bay
INSIDE NJ/DE BAY FISHING REPORTS • HOW-TO • WHERE TO
TheFisherman.com
WIN THIS BOAT IN
STEIGER
YAMAHA
THE Fisherman
New Jersey, Delaware Bay Edition
JUNE 2022
ISSUE 13, VOLUME 50
FULL MOON FEVER:
NJ'S JUNE STRIPERS
ALL ABOUT ACTION:
HOW TO CHOOSE THE PERFECT ROD
U-BOAT WRECKS:
GRAVEYARDS OF THE GARDEN STATE

Read the magazine here:

The Fisherman June 2022 - NJ & Delaware

Buying this lure:

Wideback Minnow

Discover Patrick Sebile's A Band Of Anglers Lures & Creations: Waterbull (Engage)

17 days ago

The Waterbull jig has been designed by Patrick Sebile based on an original idea from David Bolema with the goal to be the ultimate heavy cover flipping and pitching jig.



Featuring a bullet shaped head with a cut chin profile, recessed line tie, and double fiber weedguard, the Waterbull is designed to efficiently punch through vegetation without fouling or getting snagged so that you can access places where other jigs are insufficient. The unique head shape also keeps your trailer pointed upward when on the bottom, which provides a natural defensive posture that triggers finicky bass to strike.



To ensure you hook and land more fish, the Waterbull is armed with Patrick Sebile's inversed curve hook design, which keeps fish pinned better than any other single hook on the market - perfect against bass jumping & headshaking defense. It is also made from a heavy gauge wire to give anglers the power needed to pull big fish out of thick cover without fear of the hook bending out. Fitted with a premium silicone skirt & a trailer hook to secure a plastic bait, the Waterbull Jig is the most efficient and reliable flipping jig on the market.



A
C
F
B
D
E

A Recessed line tie improves cover penetration.
B Flat chin, sharpness to go through cover and allows a slow rotating up to stand-up at rest when using a buoyant trailer.
C Double brush guard maximizes snag protection & hook-ups.
D Patent pending Keepers & Holes ensures great holding of Hyperlastics baits such as Dartspin, Curlyminn & Minwaow.
E Wire keeper holds any soft plastic trailer.
F The original Patrick Sebile hook design holds hooked fish better than other J-hooks due to its inversed curve and the increased distance between hook point and end of hook bend.

Online reviews:

Customer Reviews

Write Your Review   Customer Review Guidelines

Comments: Best jig out there for fishing heavy cover. Doesnãt hang up and stays clean.

From: *Unknown: 3/30/22*

Comments: Great grass jig the hook sets really well.

From: *Unknown: 1/25/22*

Videos about this lure:

Waterbull - Icast 2021

360 degree view - Waterbull

Patrick Sebile's introduction to the Waterbull

Buy this lure online:

Waterbull - Tackle Warehouse

Patrick Sebile just started his own monthly column in the world's Largest Fishing Magazine!

20 days ago

With more than 3.2 Million licensed US anglers receiving every month a link to download their issue of The Angler Video magazine, this media is without a doubt the largest one dedicated to fishing - anywhere around the world.

The first article starts a series dedicated to long distances lures, as seen on the front cover as a key highlight for this month's issue, allowing anglers to cover more water and ultimately catching more fish than anglers using basic lures that have not been designed with far reaching capabilities.

Read the article here:

The Angler Magazine May 2022


THE ANGLER
VIDEO MAGAZINE
IT'S GROUPER TIME!
WATCH VIDEO
LONG DISTANCE LURES
CLICK HERE
WORKINGMAN'S DRUM
CLICK HERE
GIANT BASS ON LIVE BAIT
CLICK HERE
PHOTO COURTESY OF CAPT. QUINLYN HADDON
CAPTAINQUINLYN.COM / IG: @CAPTAINQUINLYN
VOLUME 2 • ISSUE 10
MAY 2022
FRANCHISE OPPORTUNITIES AVAILABLE WORLDWIDE



LURES

CASTING FAR: THE DYNAMICS OF LONG DISTANCE LURES

PATRICK SEBILE

I've enjoyed fishing from the shore since I was a teen angler, and one thing that became obvious to me very quickly was there are numerous situations when casts are a tad bit short to reach targeted fish in specific situations.

This is a constant truism when fishing from the bank, the beach, a pier or jetty, but it also applies to boat anglers. Quick, long casts are often required for fast-moving fish like tuna. Long casts are also useful when it's necessary to keep the boat away from reefs, boulders and breakers for safety or to avoid spooking fish.

Long ago, I began making sure to always have lures in my possession that were especially efficient for reaching out long distances. These lures sometimes trade realistic swimming action for distance, yet there are also a few that find a balance between great range and great action.

When you read the packaging of a saltwater lure, and especially a surf-fishing lure, it often mentions how good the lure is for long-distance casts—or how good it is supposed to be.

The problem is, there is no scale. There is no quantifiable reference for comparing lures that honestly presents the real numbers of yards any given lure will deliver. Marketing promises do not always translate into real performance.

To make things more complex, there is theoretical and real distance. A lure that casts great on a parking lot with no breeze can turn into a disaster when casting into an onshore breeze at night, which are conditions many serious fishermen face in the surf.

There's no magic, and what makes some lures reach farther distances than others is a mix between their concept, their balance and, to a certain extent, the gear used to throw them when the goal is to reach a little bit farther than other anglers.

This conversation is all about the physics that translates to longer casting distance for better fishing results. The key points that will help you pick the proper lures to do the job are shape, buoyancy, the position of weight on the lure, the total weight and sometimes extra appendages, such as side wings that really help a lure fly as far as possible.

These elements are just a primer to a discussion on lures designed for distance. Next month, I plan to go in-depth on ways you can select lures that will truly help you cast super-long distances to reach fish other lures cannot. Arming yourself with a long casting arsenal gives you an edge in catching fish, simply because you'll be able put a lure in front of them.

Legendary angler Patrick Sebile is a world record holder and an award-winning designer of innovative lures and fishing gear. Check out his creations at ebondofanglers.com.

How To Cast A Surf Fishing Rod (Fo...
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Discover Patrick Sebile's A Band Of Anglers Lures & Creations: Wormstick 5 1/2" (Hyperlastics)

24 days ago

The Wormstick, as its name implies, is a stick worm but with unique twists: pre-molded cavities for easy rigging gives you the ability to rig in ways that many fish have never seen before. From finesse to power fishing, heavy cover to bed fishing, and beyond!



Featuring long lasting Softough material, this lure is buoyant and will stand straight up on a jighead or head-weight, for superior presentation in the water, and will raise a single, or even a treble, hook for suspended off bottom or topwater presentation. From conventional Texas to Carolina Rig, and literally everything in between, the options are endless for any scenario that an angler might come across!


A
B
C
D
E
F
G

A Inner Weight for slow sink rate.

B Mushroom Weights for Texas rigging. Can also be positioned in the center hole, allowing for a horizontal fall.

C Mushroom Jighead for Ned rig and also jighead wacky rigged - great on rocky, logs and sparse brushstick areas.

D Wide Belly Hook Texas rigged with either A or B weights. Or rigged weightless in one of the 3 center holes for a floating topwater wacky action or add a weight in the nose to get that Neko rig stand-up action.

E Position one Mushroom Weight in the last tail hole, and use a Wide Belly Hook or worm hook in the front. The tail will stay on bottom while the nose and hook stay up! This is our unique bedding rig.

F Worm hook for finesse Carolina rigging & sling shot rig.

G Weighted long-neck widegap hook, for twitch & jerking action, as well as drag and pause - opposite but efficient techniques for freshwater and saltwater predators alike!!

Online reviews:


Comments: As always Tackle Warehouse has the best product. The Hyperlastics worm is an excellent bait.

From: *Gary: 9/22/21*

Videos about this lure:

Wormstick - first introduction

Wormstick - rigging options

360 degree view of Wornstick

Buy this lure online:

Wormstick

A Band Of Anglers' Patrick Sebile guest star on On The Water Angling Adventures Presents: Fall Run Stripers and Bluefish on the may 17th "The Latest Stories" release

26 days ago

The month of May is one of the best for Anglers targeting striped bass in the North East as the fish are typically freshly arrived and the bite is hot.

This is why On The Water's "The Latest Stories" is much sought after from anglers, looking to learn about where the fish are as much as to find out any tips that can help them to be more successful targeting their favorite fish species. The may 17th issue includes a TV show that includes Chris Megan, Kevin Blinkoff and A Band Of Anglers' Patrick Sebile fishing in Cape Cod bay.

On The Water Reports

The Latest Stories

A Band of Anglers' Patrick Sebile joins On The Water's Kevin Blinkoff and Chris Megan for an exceptional striper and bluefish blitz in Cape Cod Bay, giving great exposure to lures such as the Asturie, Patchinko, Curlyminn & Sandyll:

Curlyminn https://abandofanglers.com/collections/curlyminn
Asturie https://abandofanglers.com/collections/asturie
Patchinko: https://abandofanglers.com/collections/patchinko
Sandyll: https://abandofanglers.com/collections/sandyll

A Band of Anglers



VIDEOS

On The Water Angling Adventures Presents: Fall Run Stripers and Bluefish

A Band of Anglers' Patrick Sebile joins On The Water for an exceptional striper and bluefish blitz in Cape Cod Bay.

by OTW Staff

Click here below to watch this show:

Watch the show "Fall run Stripers and bluefish" show here

A Band Of Anglers is in the news on "Pacific Coast Sportfishing" May 2022 issue

about 1 month ago

The May 2022 issue of Pacific Coast Sportfishing magazine just got released and contains several visuals and text about various A Band Of Anglers lures.


Pacific Coast
7 Steps to
Offshore Success
Make the best use of your time when tuna and other game species call your name
Solving the Tackle Storage Problem
Smart solutions for storing your gear
That Downrigger Thing
Put your bait in front of the fish!
Hunting Island Ghosts

Famous California captain, tournament winning angler & rocker, Ocean Born & Xorus pro-staff member Jimmy Decker bring onboard journalists from Pacific Coast Sportfishing magazine on a tuna trip to cover the topic of "7 steps to Offshore fishing success", his rods showing Ocean Born Wideback Minnow and Asturie lures - including on a tuna just landed onboard which couldn't resist this Xorus, noisy-pointed topwater lure and became one of Jimmy's all-time favorite lures (pages 24-25).


SEVEN STEPS
to Offshore
Fishing Success

In the "New on Deck" double pages, which feature new products for fishing and boating enthusiasts, the lure of the month presented besides of Costa new sun glasses and Izorline Spectra braided line is A Band Of Anglers' Ocean Born Flying Popper (page 76).



A Band of Angler's Flying Popper

The Flying Popper is a narrow-necked popper that allows for greater casting distance and action. Shaped for versatility and performance in flat to rough waters, the Flying Popper is aerodynamically engineered to increase casting distance while it provides tuned actions that bring in more fish.

The Flying Popper pops, spits, or walks, creating a tremendous bubble trail. It comes in Floating (FL), Sinking (SK), and Super Long Distance (SLD) models. The SK and SLD offer a great swimming action on a slow retrieve in little or no current with the SK or a slow-medium retrieve with the SLD. Also, the SLD can be jigged to reach fish at various depths, unique for a topwater lure.

You can't catch fish you can't reach. Design elements such as side wings and low air friction ribs allow the Flying Popper to cut through the air, even under windy conditions. Catch the fish others can't reach with the Flying Series.

Visit: abandofanglers.com

Read the magazine:

Pacific Coast Sportfishing - May 2022 issue

Discover Patrick Sebile's A Band Of Anglers Lures & Creations: Flying Popper 100 (Ocean Born)

about 1 month ago

The Flying Popper is a narrow-necked popper with greater casting distance and action!



Shaped for castability and versatility, from still to rough waters, the Flying Popper is aerodynamically engineered to increase casting distance and experience tuned actions that bring in more fish.


300lb wire through
250lb swivel
Treble hook (single on Tuna Rocket)
Side wings and belly ribs


Constant fast retrieve creates pops, splashes and bubble trail!

The Flying Popper 110 pops, spits, or walks, creating a tremendous bubble trail. It comes in Floating (FL), Super Long Distance (SLD), and Rocket Models. The SLD offer a great swimming action, on a slow to medium steady retrieve. Also, the SLD & Rocket models can be jigged to reach fish at various depths, a totally unique feature for a topwater lure!


SLD model has a great swimming action, similar to a billed minnow, on a slow/medium retrieve.


FL model vertical at rest
Jigging action with SLD and Tuna Rocket models.

You can't catch fish you can't reach!! Design elements such as side wings and low air friction ribs allow the Flying Popper™ to seemingly fly far away through the air, even under windy conditions. Catch the fish others can't reach with the Flying Series!


LONG CAST
RIBS LOWER AIR FRICTION
SIDEWINGS CREATE AIR LIFT
AIR FLOW

Online reviews:



Review Summary
Ocean Born Flying Popper Lures
Write a Review

4.8
56 Reviews

5 ★	89% (50)
4 ★	7% (4)
3 ★	2% (1)
2 ★	2% (1)
1 ★	0% (0)

96% Recommend this product (54 of 56 responses)

It Really Does Cast a Long Distance
December 30, 2019
By Matthew F.
California
Verified Buyer

I've been able to cast the 4 oz. version consistently between 210 and 230 feet with a 7 foot Phenix spinning rod and a Shimano Saragosa spinning reel. I tested the Ocean Born popper against several others and the 4 oz. version outcasted all the others by almost 30'. That was with calm winds. I believe I could get 300'+ out of this popper with a larger spinning reel and a 10 - 11' surf rod. This is definitely a popper to have in your bag if you're fishing the surf and need distance to reach out to schools of boiling fish.

Pros
Long casting distance. Hard plastic durable/strong design. Good hooks.

Cons
None really. Thought it's expensive. Tie a good knot. It's more than $20 if you loose one.

Flying popper SLD
December 16, 2019
By Jeremy
N.H
Verified Buyer

The name says it all! This lure must have been designed by NASA because it takes off like a rocket and heads for the moon. Awesome job ocean born and Patrick sebile

Videos about this lure:

Flying Popper 100 - 360 degree view

introduction to the Flying Popper 100 by Patrick Sebile

Flying Popper - Tackle Direct

Article about this lure:

Field Testing the Ocean Born Flying Series - On The Water Magazine

Buy this lure online:

Flying Popper - Tackle Direct

SHOW MORE UPDATES

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Michael H. 1 INVESTMENT a month ago

Mr. Sébile, I've invested in A Band of Anglers. In the long-term, I think the company has a bright future, especially with plans to expand into other categories, like rods, reels, and apparel. I also hope to be added onto the list for quarterly updates. With this shared, when reading the Offering Document, one area that I found concerning is the company's partnership and dependence upon China. Recent events have shown totalitarian countries pose a risk for corporations and their investors. In contrast, it's my understanding that Huk Performance Fishing utilizes China, Bangladesh, and Guatemala for logistics and manufacturing. Therefore, I wanted to know if A Band of Anglers will take measures to mitigate this risk by diversifying its operations? Thank you.

0 View 2 replies

Jamie L. 2 months ago

Will we be contacted directly from Band of Anglers now that the campaign has ended? As stated from Start Engine, their job is done. Just wondering how we can follow progress.

0 View 1 reply

EDWARD V. 3 months ago

i also thought i had invested $400 and have yet to receive any positive feedback where do i stand?

0 View 1 reply

Timothy T. 4 months ago

Put through my investment on Feb 2nd and still haven't heard anything back regarding acceptance though Funds have been pulled. What are your intentions and when will you let us investors know. Avid fisherman and wanted to get more involved.

0 View 2 replies

TIMOTHY D. 4 months ago

When do investors receive the Bonus Credits to shop for Band of Anglers merch as promised for investing?

0 View 1 reply

Caleb N. 49 INVESTMENTS 5 months ago

How much was the first company acquired for?

I see you have a lot of short and long-term debt. Will you have an issue meeting your short-term debt obligations?

0 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Header Video

Voiceover:

Patrick Sebile was just 8 years old when he made his first fishing lure.

Since then he has become a world-renowned angler, voted one of the 20 best in the world. He has fished in 71 countries, catching 783 different species. Patrick has appeared in over 200 TV shows, and about as many magazines covers and has written many books and articles on fishing.

More people fish than those who play golf and tennis combined.

According to the Recreational Boating and Fishing Foundation (RBFF), the number of all anglers has grown to reach 50.1 million in 2019. Roughly one in six Americans.

Together, they spend over $51 billion annually on equipment, licenses, trips, and other fishing-related items or events.

Over the years Patrick became disillusioned as the fishing as fish and tackle companies became corporate. So Patrick created A Band of Angles. A fishing company for anglers by anglers.

Patrick Speaking:

My life passion has always been fishing. Part of this passion has been to create things that I can use to catch fish. I created A Band of Anglers for every type of angler. For the experts like me to beginners like my children.

Join us as A Band of Anglers makes a splash in the booming recreational fishing industry.

Invest in a Band of Anglers today!

The Solutions Video Transcript

Oh, just landed just one of them just rolled right on the surface here. So, Patrick, we mix things up now. We've gone to a soft plastic. Talk to me a little bit about your soft plastics, what we're fishing now.

Yeah, we're using mostly two soft plastics. The sand eel, which is basically a long, slender body with a long paddle tail and the curlyminn, which is a big curly tail but thin

. And I like to use both because they really complement each other a lot. So that's what we have right here.

You and I have the curly tail.

You have the curly minn and this guy right here which have a different rod, is the sand eel. The sand eel with a little bit of a paddle tail there. Yeah, that guy has a paddle tail. Both of them are

made of soft stuff

like the dartspin which you know and love.

Look at the screen right now on keep talking. I'm going to drop down because I can fish directly below the boat.

So the big difference between the two is the type of action being made with soft stuff. It's much more kicking than a regular soft plastic so the overall body moves a lot when you retrieve the sand eel.

Now the the curly minn is a curly tail so it allows you for very slow action.

And as you know, some time you need slow action and also at the opposite, you can go super fast

and you don't make any resistance. You can go as fast as you want for both striped bass and also for tuna.

Actually, they're breaking right here.

Right now we have fish feeding on the surface, but there is fish below the boat and it's just a matter of kind

of moving around.

There he is. I was teasing him up and he just he finally hit. So what I did is I mark fish down below.

I dropped the curly tail to the bottom and I just kind of kept retrieving it teasing it and retrieving teasing and that did it.

And that's the curlyminn it is great for that very little slow jigging that basically usually other

soft plastics don't allow.

And it's a beauty. And the tail is a beauty. And because the softer material is so thanks to that also, I mean, even when you make a pause on the bottom, like when you have a buck tail and you fish on the bottom, actually, the body floats up and the tail moves by itself with the current.

And that's pretty much what I did, Patrick. I really went really, very, very slow. Right now, we're starting to get a little bit of wind currents starting to pick up, and you can start seeing some of these fish rising

out on the surface.

But what I did is using my Simrad electronics, I got a 24 inch screen. That's what I started fishing right there. So what we did is we changed it up went with a soft plastic. I dropped down the curly tail sand eel. Just worked it along the bottom. And I got a nice striped bass.

Beautiful striper on the curlyminn

Probably 30 something. 32,

but a nice fish.

I have some like this

with one ounce.

Patrick, if you want to grab them.

Yeah yeah!

Here you go Patrick.

Beautiful fish. Really healthy.

Absolutely gorgeous fish.

Look at that gorgeous fish.

Changing your tactics, depending on what's happening with your current tide, can produce really nice fish, along with being in tune with what you're throwing, and that's what we did Patrick.

The screen was telling us

we should go low.

We broke out some of your sand eels and then Patrick picked out the pattern. That's a gorgeous fish.

What we're going to do is going to go and pop that. And what's nice about this guys is that what Patrick did with it. He's telling you where that hook is going to go. Here's where it is. It sets right in here,

so you can follow that.

Bring it right out. And that gives you a real nice natural presentation with that curly tail passing beautiful fish. Let's get this fish back in the water. I'm just going to put it in gear and let it swim for a second long.

He's ready to go.

Why Invest Video Transcript

Ken Duke: it's the truth, it is the truth!

Interviewer: What truth exactly?

Ken Duke: There have been a lot of great bait designers in world history. And in America we think of guys like James Heddon who really designed some of the earlier hard baits for bass, pike, musky, things like that. Later we had giants like Nick Creme come on, and basically

reinvent the soft plastics category and more recently I think guys like Ed Chambers from Zoom has made some of the most innovative soft baits in history, Lee Sisson who worked for years at Bagley as consultant with almost every other hard bait company in the industry is obviously a genius of hard bait design, if you want to isolate hard baits, I think that Lee is the best. But when you really want to consider the expanse of possible lure design, if you wanna talk hard baits and soft baits, if you wanna talk fresh water and salt water, there is really only one name and that's Patrick Sébile. Patrick Sébile is not only the only man to win both sides of the ICAST Awards, both hard baits and soft baits the same year, but he has proven with the endurance of his designs that he is an absolute genius and master of fresh and salt water. He is unparalleled.

Interviewer : thank you Ken."

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Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FLORIDA DEPARTMENT OF STATE
Division of Corporations

December 10, 2021

Re: Document Number P18000054246

The Amended and Restated Articles of Incorporation for A BAND OF ANGLERS, INC., a Florida corporation, were filed on December 9, 2021.

The certification you requested is enclosed.

Should you have any questions concerning this matter, please telephone (850) 245-6050, the Amendment Filing Section.

Yasemin Y Sulker
Regulatory Specialist III
Division of Corporations

Letter Number: 721A00029831

Account number: I20160000072

Amount charged: 43.75

State of Florida

Department of State

I certify the attached is a true and correct copy of the Amended and Restated Articles of Incorporation, filed on December 9, 2021, for A BAND OF ANGLERS, INC., a Florida corporation, as shown by the records of this office.

The document number of this corporation is P18000054246.

Given under my hand and the
Great Seal of the State of Florida
at Tallahassee, the Capital, this the
Tenth day of December, 2021

Laurel M. Lee
Secretary of State

CR2E022 (01-11)

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF A BAND OF ANGLERS, INC.

1. The name of this corporation is A Band of Anglers, Inc., a Florida corporation (the "Corporation"), and the principal office address and mailing is 2408 Harbour Cove Drive, Fort Pierce, Florida 34949.

2. The Articles of Incorporation of the Corporation, originally filed June 18, 2018, under Document No. P 18000054246, are hereby deleted in their entirety and amended and restated to read as follows:

ARTICLE I - NAME AND BUSINESS ADDRESS

The name of this Corporation is A Band Of Anglers, Inc. Its principal office address and business mailing address is 1145 Via Jardin, West Palm Beach, Florida 33418.

ARTICLE II - DURATION

The Corporation shall have a perpetual existence.

ARTICLE III - PURPOSE

The purpose of this Corporation is to engage in any activities or business permitted under the Laws of the United States and Florida.

ARTICLE IV - CAPITAL STOCK

1. Stock Split.

Effective at 5:00 p.m., on the date of filing of these amended and restated articles of incorporation (the "Effective Time"), each share of capital stock, of all classes, of the Corporation ("Old Shares") issued and outstanding immediately prior to the Effective Time shall be automatically divided, converted, and reclassified into one thousand (1,000) new shares of capital stock ("New Shares") of the Corporation (the "Stock Split"). Each New Share shall have a par value of $0.0001 per share. No fractional shares shall result from or be issued upon division of the Old

Shares pursuant to the Stock Split. If the Stock Split would result in the creation of any fractional share, then in lieu of issuing any fractional share, the Corporation shall pay cash in an amount equal to the product of such fraction and the fair market value of one (1) New Share (as determined by the Board of Directors), rounded up to the nearest whole cent.

Each share certificate that, immediately prior to the Effective Time, represented Old Shares shall, from and after the Effective Time, automatically and without the necessity of presenting the certificate for exchange, represent that number of New Shares into which the Old Shares represented by that certificate have been divided, converted, and reclassified in the Stock Split; provided, however, that each holder of record of a share certificate that represented the Old Shares shall receive, upon surrender of such certificate, a new share certificate representing the number of New Shares into which the Old Shares represented by that certificate have been divided, converted, and reclassified in the Stock Split. The Stock Split shall occur whether or not share certificates representing the Old Shares are surrendered to the Corporation.

2. Authorized Capital Stock

The total number of shares of capital stock of all classes which the Corporation shall have authority to issue is ten million (10,000,000) common shares having a par value of $0.0001 ("Common Shares"). Of the ten million (10,000,000) Common Shares which the Corporation is authorized to issue: (a) five million (5,000,000) shares will be designated Class A Voting Common Shares ("Class A Shares") and (b) five million (5,000,000) shares will be designated as Class B Non-voting Common Shares ("Class B Shares").

The powers, preferences and rights, and the qualifications, limitations and restrictions of the Corporation's Class A Shares and Class B Shares are as follows:

(i) Holders of the Corporation's Class A Shares and Class B Shares shall, together as a single class, have equal ratable rights to receive dividends when, as and if declared by the Board of Directors, out of funds legally available therefor and are entitled to share ratably in the net assets available for distribution;

(ii) None of the Class A Shares or Class B Shares have any pre-emptive or similar rights and none of the Class A Shares or Class B Shares are redeemable by their respective terms; and

(iii) Holders of Class A Shares shall have one non-cumulative vote for each share held of record on all matters to be voted on by the Corporation's shareholders; and holders of the Class B Shares shall have no right to vote on any matter to be voted on by the Corporation's shareholders, except to the extent otherwise required by the Florida Business Corporation Act. In the event that no Class A Shares remain issued and outstanding, for any reason whatsoever, then upon the occurrence of such an event all issued and outstanding Class B Shares shall immediately thereupon be entitled one non-cumulative vote for each share held of record on all matters to be voted on by the Corporation's shareholders thereafter.

ARTICLE V – BOARD OF DIRECTORS

The Corporation shall be governed by a Board of Directors. The number of directors may be increased or decreased from time to time by vote of the Board of Directors, but in no case shall the number of directors be less than one nor more than seven. The name and address of the directors constituting the Board of Directors are:

Name	Address
Patrick Sebile	5269 Mammoth Grove Drive - Lake Wales, FL 33898 - USA

Phil Howarth	16 Snow Way, 02653 Orleans, Massachusetts - USA
Thomas Marchand	8200 Byron Avenue #1 - 33141 Miami Beach, FL - USA
Constantin Pellissier	Avenue Leo Errera 42, 1180 Brussels - BELGIUM

ARTICLE VI- INITIAL
REGISTERED OFFICE AND AGENT

The street address of the initial registered office of this Corporation shall be 1145 Via Jardin, West Palm Beach, Florida 33418, and the initial registered agent of this corporation at such office shall be Best Options, LLC, a Florida limited liability company, who upon accepting this designation agrees to comply with the provisions of Chapters 48 and 607, Florida Statutes as amended from time to time, with respect to keeping an office open for service of process.

[Signatures on the Following Pages]

ACCEPTANCE OF REGISTERED AGENT

Having been named as registered agent and to accept service of process for the Company, at the place designated as the registered office, the undersigned hereby accepts the appointment as registered agent and agrees to act in that capacity. The undersigned further agrees to comply with the provisions of all statutes relating to the proper and complete performance of the undersigned's duties, and the undersigned is familiar with and accepts the duties and obligations of the undersigned's position as registered agent.

Dated this 30th day of November, 2021.

Registered Agent:

Best Options, LLC, a Florida Limited Liability Company

By: ______________________
Pascal Gibert, Authorized Representative

IN WITNESS WHEREOF, the undersigned has duly executed these Amended and Restated Articles of Incorporation on this 30th day of November, 2021

A Band of Anglers, Corp., a Florida corporation

By: ______________________
Patrick Sebile, President

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